NEWS RELEASE 06-27	August 15, 2006

NEW SURFACE HIGH GRADE ZONES DISCOVERED AT KIRAZLI, NORTHWESTERN TURKEY

Fronteer Development Group Inc (“Fronteer”) (FRG–TSX / AMEX) announced today that four new, high-grade gold +/- silver zones have been discovered at Kirazli outside the current resource area. These new zones are an important indication of both the property’s untapped potential, and the ability to add significant ounces to Kirazli’s current resource base.

Drill hole KD-48 tested a new gold-silver surface geochemical anomaly located approximately 500 metres south of the resource area. This hole returned:

  2.86 grams per tonne gold and 144.2 grams per tonne silver over 21.0 metres starting at surface, including 7.05 grams per tonne gold and 315.8 grams per tonne silver over 3.0 metres.

Drill hole KD-52 tested a new target located 400 metres to the southwest of the resource area. This hole intersected:

  1.89 grams per tonne gold over 11.5 metres including 3.29 grams per tonne gold over 6.0 metres with mineralization starting at a depth of 5 metres.

Drill hole KD-51 tested a new target located 1,400 metres from the resource area, known as Çatalkaya Tepe and intersected multiple zones of mineralization as follows:

  0.82 grams per tonne gold over 2.75 metres and 0.86 grams per tonne gold over 7.1 metres.

Finally, drill hole KD-50 tested a target located 200 metres from the resource area known as the saddle zone and intersected 1.15 grams per tonne gold over 6.5 metres starting at 84 metres depth.

“The current US$2.5 million exploration program at Kirazli is off to a successful start as we continue to add gold and silver ounces and expand the resource potential of the property,” says Dr. Mark O’Dea, President and CEO. “Kirazli is a near surface gold deposit, with a low strip ratio and excellent metallurgical qualities. With the commitment of Teck Cominco Limited to the project, Kirazli has the potential to evolve into a viable, heap leach development project.”

Unannounced results from KD-47, the last hole of the 2005 campaign, include 0.8 grams per tonne gold over 75 metres including 5.11 grams per tonne gold over 2.2 metres. KD-47 was located 150 metres southwest of the resource area. The orientation of mineralized zones is near horizontal and true widths are 90 percent of those stated.

KIRAZLI RESOURCE BASE

Currently, the Kirazli Project consists of a large resource area that has a minimum strike length of 1,000 metres. The grade, tonnage and classification of the resource estimate from Kirazli is as follows:

Zone	Indicated					Inferred
				Indicated	Indicated				Inferred	Inferred
	tonnes	Au	Ag	Au oz	Ag oz	tonnes	Au	Ag	Au oz	Ag oz
	(000)	g/T	g/T	(000)	(000)	(000)	g/T	g/T	(000)	(000)
Kirazli Oxide Kirazli Sulfide	2,730	1.69	16.18	148	1,420	4,790	1.04	18.92	160	2,914
	2,700	1.11	3.14	96	273	13,020	0.96	2.26	403	945
Kirazli Total	5,430	1.40	9.70	244	1,693	17,810	0.98	6.74	563	3,859

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries, and strategic acquisitions. Over the next 12 months, Fronteer will have the benefit of approximately $27 million in exploration expenditure on seven projects, in three countries. Fronteer also has a 49.3% interest in Aurora Energy Resources (AXU-TSX), which has a current market capitalization of approximately $360 million. Fronteer has a strong balance sheet with approximately $55 million in cash and short term investments.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO
Rick Valenta, VP Exploration & COO
Robert Simpson, Corporate Communications
(PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay.

The Independent Qualified Person responsible for the above resource estimates is Gary Giroux, P. Eng. Of Giroux Consultants Ltd. A Technical Report prepared to NI43-101 requirements can be found on SEDAR.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration and potential mining method involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.